UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	Quarterly Report for the Second Quarter of the 144th Fiscal Year filed on November 12, 2012

On November 12, 2012, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the six month period ended September 30, 2012 and the three month period ended September 30, 2012.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated October 30, 2012, a copy of which was submitted under cover of Form 6-K on October 31, 2012 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the six month period ended September 30, 2012 and the three month period ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 13, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2012 and March 31, 2012

	September 30, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents	¥79,943		¥83,079
Time deposits	199		907
Trade notes and accounts receivable (Note 3)	472,713		559,749
Inventories (Note 4)	602,903		612,359
Deferred income taxes and other current assets (Notes 7, 10, 11 and 12)	137,752		144,278

Total current assets	1,293,510	58.7	1,400,372	60.3

Long-term trade receivables (Note 3)	187,352	8.5	184,294	8.0
Investments
Investments in and advances to affiliated companies	20,034		20,565
Investment securities (Notes 5, 11 and 12)	43,119		54,192
Other	2,192		2,582

Total investments	65,345	3.0	77,339	3.3

Property, plant and equipment—less accumulated depreciation and amotization of ¥657,831 million at September 30, 2012 and ¥656,248 million at March 31, 2012	534,630	24.2	529,656	22.8

Goodwill	30,422	1.4	31,229	1.4

Other intangible assets — less accumulated amotization	52,549	2.4	57,953	2.5

Deferred income taxes and other assets (Notes 7, 10, 11 and 12)	40,269	1.8	39,686	1.7

	¥2,204,077	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	September 30, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥230,303		¥215,824
Current maturities of long-term debt (Notes 11 and 12)	120,893		119,457
Trade notes, bills and accounts payable	219,642		273,460
Income taxes payable	17,634		23,195
Deferred income taxes and other current liabilities (Notes 7, 10, 11 and 12)	204,970		231,774

Total current liabilities	793,442	36.0	863,710	37.2

Long-term liabilities
Long-term debt (Notes 11 and 12)	268,776		312,519
Liability for pension and retirement benefits	49,730		50,685
Deferred income taxes and other liabilities (Notes 7, 10, 11 and 12)	36,579		36,158

Total long-term liabilities	355,085	16.1	399,362	17.2

Total liabilities	1,148,527	52.1	1,263,072	54.4

Commitments and contingent liabilities (Note 9)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at September 30, 2012 and at March 31, 2012
Issued 983,130,260 shares at September 30, 2012 and at March 31, 2012	67,870		67,870
Outstanding 952,326,780 shares at September 30, 2012 and 952,261,022 shares at March 31, 2012
Capital surplus	138,583		138,384
Retained earnings:
Appropriated for legal reserve	38,254		37,954
Unappropriated	997,144		951,395
Accumulated other comprehensive income (loss) (Notes 5, 10 and 12)	(187,210)		(142,389)
Treasury stock at cost, 30,803,480 shares at September 30, 2012 and 30,869,238 shares at March 31, 2012	(43,426)		(43,518)

Total Komatsu Ltd. shareholders’ equity	1,011,215	45.9	1,009,696	43.5

Noncontrolling interests	44,335	2.0	47,761	2.1

Total equity	1,055,550	47.9	1,057,457	45.6

	¥2,204,077	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2012 and 2011

Consolidated Statements of Income

	Six months ended September 30, 2012		Six months ended September 30, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥930,849	100.0	¥985,867	100.0
Cost of sales (Note 10)	678,085	72.8	712,988	72.3
Selling, general and administrative expenses (Note 6)	141,484	15.2	140,139	14.2
Other operating income (expenses), net	(16)	(0.0)	209	0.0

Operating income	111,264	12.0	132,949	13.5

Other income (expenses), net	(5,880)		(2,706)
Interest and dividend income	2,268	0.2	2,085	0.2
Interest expense	(4,506)	(0.5)	(3,655)	(0.4)
Other, net (Notes 5, 10 and 12)	(3,642)	(0.4)	(1,136)	(0.1)

Income before income taxes and equity in earnings of affiliated companies	105,384	11.3	130,243	13.2

Income taxes (Note 7)
Current	36,234		34,783
Deferred	(1,518)		(2,521)

Total	34,716	3.7	32,262	3.3

Income before equity in earnings of affiliated companies	70,668	7.6	97,981	9.9
Equity in earnings of affiliated companies	568	0.1	1,034	0.1

Net income	71,236	7.7	99,015	10.0

Less net income attributable to noncontrolling interests	(5,124)	(0.6)	(4,340)	(0.4)
Net income attributable to Komatsu Ltd.	¥66,112	7.1	¥94,675	9.6

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥69.42	¥97.82
Diluted	69.37	97.74
Cash dividends per share (Note 14)	21.00	20.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2012	Six months ended September 30, 2011
	Millions of yen	Millions of yen
Net income	¥71,236	¥99,015
Other comprehensive income (loss), for the period, net of tax (Notes 5, 10 and 12)
Foreign currency translation adjustments	(43,822)	(55,736)
Net unrealized holding gains (losses) on securities available for sale	(6,513)	(8,196)
Pension liability adjustments	1,202	(435)
Net unrealized holding gains (losses) on delivative instruments	1,380	680

Total	(47,753)	(63,687)

Comprehensive income (loss)	23,483	35,328
Comprehensive income (loss) attributable to noncontrolling interests	2,192	264

Comprehensive income (loss) attributable to Komatsu Ltd.	¥21,291	¥35,064

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Three months ended September 30, 2012 and 2011

Consolidated Statements of Income

	Three months ended September 30, 2012		Three months ended September 30, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥460,901	100.0	¥491,690	100.0
Cost of sales (Note 10)	334,930	72.7	356,351	72.5
Selling, general and administrative expenses (Note 6)	69,955	15.2	70,711	14.4
Other operating income (expenses), net	(470)	(0.1)	(48)	(0.0)

Operating income	55,546	12.1	64,580	13.1

Other income (expenses), net	(1,404)		(2,778)
Interest and dividend income	952	0.2	790	0.2
Interest expense	(2,383)	(0.5)	(1,767)	(0.4)
Other, net (Notes 5, 10 and 12)	27	0.0	(1,801)	(0.4)

Income before income taxes and equity in earnings of affiliated companies	54,142	11.7	61,802	12.6

Income taxes (Note 7)
Current	21,630		18,042
Deferred	(4,058)		3,084

Total	17,572	3.8	21,126	4.3

Income before equity in earnings of affiliated companies	36,570	7.9	40,676	8.3
Equity in earnings of affiliated companies	338	0.1	453	0.1

Net income	36,908	8.0	41,129	8.4

Less net income attributable to noncontrolling interests	(2,920)	(0.6)	(2,160)	(0.4)
Net income attributable to Komatsu Ltd.	¥33,988	7.4	¥38,969	7.9

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥35.69	¥40.27
Diluted	35.66	40.23
Cash dividends per share	—	—

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended September 30, 2012	Three months ended September 30, 2011
	Millions of yen	Millions of yen
Net income	¥36,908	¥41,129
Other comprehensive income (loss), for the period, net of tax (Notes 5, 10 and 12)
Foreign currency translation adjustments	(5,022)	(45,074)
Net unrealized holding gains (losses) on securities available for sale	(2,081)	(5,953)
Pension liability adjustments	638	(239)
Net unrealized holding gains (losses) on delivative instruments	19	160

Total	(6,446)	(51,106)

Comprehensive income (loss)	30,462	(9,977)
Comprehensive income (loss) attributable to noncontrolling interests	2,760	(1,479)

Comprehensive income (loss) attributable to Komatsu Ltd.	¥27,702	¥(8,498)

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2012								Millions of yen
	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 14)				(20,009)			(20,009)	(5,652)	(25,661)
Transfer to retained earnings appropriated for legal reserve			300	(300)			—		—
Other changes							—	34	34
Comprehensive income(loss)
Net income				66,112			66,112	5,124	71,236
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(41,077)		(41,077)	(2,745)	(43,822)
Net unrealized holding gains (losses) on securities available for sale					(6,513)		(6,513)	—	(6,513)
Pension liability adjustments					1,196		1,196	6	1,202
Net unrealized holding gains (losses) on derivative instruments (Note 10)					1,573		1,573	(193)	1,380

Comprehensive income (loss)							21,291	2,192	23,483

Issuance and exercise of stock acquisition rights (Note 6)		199					199		199
Purchase of treasury stock						(15)	(15)		(15)
Sales of treasury stock				(54)		107	53		53

Balance at September 30, 2012	¥67,870	¥138,583	¥38,254	¥997,144	¥(187,210)	¥(43,426)	¥1,011,215	¥44,335	¥1,055,550

Six months ended September 30, 2011								Millions of yen
	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends (Note 14)				(19,369)			(19,369)	(5,921)	(25,290)
Transfer to retained earnings appropriated for legal reserve			2,667	(2,667)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income(loss)
Net income				94,675			94,675	4,340	99,015
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(51,813)		(51,813)	(3,923)	(55,736)
Net unrealized holding gains (losses) on securities available for sale					(8,196)		(8,196)	—	(8,196)
Pension liability adjustments					(435)		(435)	—	(435)
Net unrealized holding gains (losses) on derivative instruments (Note 10)					833		833	(153)	680

Comprehensive income(loss)							35,064	264	35,328

Issuance and exercise of stock acquisition rights (Note 6)		248					248		248
Purchase of treasury stock						(1,136)	(1,136)		(1,136)
Sales of treasury stock		120				190	310		310

Balance at September 30, 2011	¥67,870	¥140,745	¥37,161	¥919,792	¥(190,670)	¥(36,084)	¥938,814	¥39,091	¥977,905

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2012 and 2011

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Operating activities
Net income	¥71,236	¥99,015
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	42,544	43,681
Deferred income taxes	(1,518)	(2,521)
Net loss (gain) from sale of investment securities and subsidiaries	81	(91)
Net loss (gain) on sale of property	(249)	(209)
Loss on disposal of fixed assets	800	1,006
Pension and retirement benefits, net	1,077	357
Changes in assets and liabilities:
Decrease (increase) in trade receivables	54,536	17,663
Decrease (increase) in inventories	(23,186)	(82,021)
Increase (decrease) in trade payables	(47,492)	(27,196)
Increase (decrease) in income taxes payable	(4,777)	(15,055)
Other, net	3,255	5,644

Net cash provided by (used in) operating activities	96,307	40,273

Investing activities
Capital expenditures	(69,028)	(58,984)
Proceeds from sale of property	3,801	4,910
Proceeds from sale of available for sale investment securities	423	414
Purchases of available for sale investment securities	(3)	(1,124)
Acquisition of subsidiaries and equity investees, net of cash acquired	283	(7,786)
Collection of loan receivables	508	1,730
Disbursement of loan receivables	—	(160)
Decrease (increase) in time deposits, net	760	(664)

Net cash provided by (used in) investing activities	(63,256)	(61,664)

Financing activities
Proceeds from long-term debt	44,747	80,478
Repayments on long-term debt	(74,453)	(29,609)
Increase (decrease) in short-term debt, net	27,804	43,316
Repayments of capital lease obligations	(3,648)	(38,142)
Sale (purchase) of treasury stock, net	47	(853)
Dividends paid	(20,009)	(19,369)
Other, net	(6,438)	(8,266)

Net cash provided by (used in) financing activities	(31,950)	27,555

Effect of exchange rate change on cash and cash equivalents	(4,237)	(5,583)

Net increase (decrease) in cash and cash equivalents	(3,136)	581
Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥79,943	¥84,805

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2012 and 2011

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with generally accepted accounting principles in the United States of America.

Summary of Significant Accounting Policies

The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the six months period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2012.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Additional cash flow information:
Interest paid	¥4,602	¥3,322
Income taxes paid	37,037	49,845
Noncash investing and financing activities:
Capital lease obligations incurred	¥2,625	¥1,582

3. Allowance for Doubtful Receivables

At September 30, 2012 and at March 31, 2012, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥13,996 million and ¥15,243 million, respectively.

4. Inventories

At September 30, 2012 and at March 31, 2012, inventories comprised the following:

	Millions of yen
	September 30, 2012	March 31, 2012
Finished products, including finished parts held for sale	¥413,055	¥422,001
Work in process	142,226	141,302
Materials and supplies	47,622	49,056

Total	¥602,903	¥612,359

5. Investment Securities

Investment securities at September 30, 2012 and at March 31, 2012 primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At September 30, 2012
Investment securities:
Marketable equity securities available for sale	¥19,883	¥16,386	¥588	¥35,681

Other investment securities at cost	7,438

	¥27,321

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,890	¥26,072	¥29	¥45,933

Other investment securities at cost	8,259

	¥28,149

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.

Proceeds from the sales of investment securities available for sale were ¥423 million and ¥414 million for the six months ended September 30, 2012 and 2011, respectively.

Impairment losses and net realized gains or losses from sale of investment securities available for sale during the six months ended September 30, 2012 and 2011 amounted to losses of ¥81 million and gains of ¥91 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended September 30, 2012 and 2011 amounted to losses of ¥11 million and ¥39 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at September 30, 2012 and March 31, 2012 are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At September 30, 2012
Investment securities:
Marketable equity securities available for sale	¥3,471	¥588	¥—	¥—	¥3,471	¥588

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥272	¥29	¥—	¥—	¥272	¥29

Komatsu judged the decline in fair value of investment securities to be temporary at September 30, 2012 and at March 31, 2012, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

6. Share-Based Compensation

The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.

The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010

The right to purchase the Company’s shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010

The right to purchase the Company’s shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 12, 2012, the Company issued 843 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 20, 2012 and the Board of Directors on July 12, 2012, the Company also issued 2,555 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2013. The options vest 100% on each of the grant dates and are exercisable from August 1, 2015.

The number of shares subject to one share acquisition rights is 100 shares.

Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the six months ended September 30, 2012 and 2011 were ¥200 million and ¥309 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses during the three months ended September 30, 2012 and 2011 were ¥200 million and ¥309 million, respectively, and were recorded in selling, general and administrative expenses.

7. Income Taxes

The effective tax rates for the six months ended September 30, 2012 and 2011 were 32.9% and 24.8%, respectively. At the six months ended September 30, 2011, the differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million (9.7% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

8. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Net income attributable to Komatsu Ltd.	¥66,112	¥94,675

	Number of shares
	Six months ended September 30, 2012	Six months ended September 30, 2011
Weighted average common shares outstanding, less treasury stock	952,319,152	967,852,046
Dilutive effect of:
Stock options	783,888	834,097

Weighted average diluted common shares outstanding	953,103,040	968,686,143

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥69.42	¥97.82
Diluted	¥69.37	¥97.74

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net income attributable to Komatsu Ltd.	¥33,988	¥38,969

	Number of shares
	Three months ended September 30, 2012	Three months ended September 30, 2011
Weighted average common shares outstanding, less treasury stock	952,330,361	967,764,468
Dilutive effect of:
Stock options	809,790	840,035

Weighted average diluted common shares outstanding	953,140,151	968,604,503

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥35.69	¥40.27
Diluted	¥35.66	¥40.23

9. Contingent Liabilities

At September 30, 2012 and at March 31, 2012, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥673 million and ¥1,875 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥77,749 million and ¥92,955 million at September 30, 2012 and at March 31, 2012, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2012 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

10. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at September 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
	September 30, 2012	March 31, 2012
Forwards and options:
Sale of foreign currencies	¥117,597	¥129,282
Purchase of foreign currencies	53,648	78,859
Option contracts (purchased)	233	247
Interest rate swaps, cross-currency swaps and interest rate cap agreements	¥80,564	¥83,014

Fair values of derivative instruments at September 30, 2012 and at March 31, 2012 on the consolidated balance sheets are as follows (Notes 11 and 12):

	Millions of yen
	September 30, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,453	Deferred income taxes and other current liabilities	¥22
	Deferred income taxes and other assets	287	Deferred income taxes and other liabilities	35
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	—	Deferred income taxes and other current liabilities	1,378

Total		¥1,740		¥1,435

	Derivative Assets		Derivative Liabilities

Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥551	Deferred income taxes and other current liabilities	¥861
	Deferred income taxes and other assets	56	Deferred income taxes and other liabilities	—
Option contracts	Deferred income taxes and other current assets	3	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	295	Deferred income taxes and other current liabilities	547
	Deferred income taxes and other assets	592	Deferred income taxes and other liabilities	—

Total		¥1,497		¥1,408

Total Derivative Instruments		¥3,237		¥2,843

	Millions of yen
	March 31, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,681	Deferred income taxes and other current liabilities	¥5,578
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	105
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	750

Total		¥1,702		¥6,433

	Derivative Assets		Derivative Liabilities

Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥569	Deferred income taxes and other current liabilities	¥2,805
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	55
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,102	Deferred income taxes and other current liabilities	418
	Deferred income taxes and other assets	467	Deferred income taxes and other liabilities	9

Total		¥2,143		¥3,287

Total Derivative Instruments		¥3,845		¥9,720

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the six months ended September 30, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Six months ended September 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥5,748	Other income (expenses), net: Other, net	¥2,734	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(117)	—	—	—	—

Total	¥5,631		¥2,734		¥—

	Millions of yen
	Six months ended September 30, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥6,177	Other income (expenses), net: Other, net	¥4,383	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(327)	—	—	—	—

Total	¥5,850		¥4,383		¥—

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Six months ended September 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥445
Option contracts	Other income (expenses), net: Other, net	(1)
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(21)
	Other income (expenses), net: Other, net	(608)

Total		¥(185)

	Millions of yen
	Six months ended September 30, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥6,601
Option contracts	Other income (expenses), net: Other, net	2
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(146)
	Other income (expenses), net: Other, net	1,654

Total		¥8,111

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended September 30, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended September 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥1,720	Other income (expenses), net: Other, net	¥1,464	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	182	—	—	—	—

Total	¥1,902		¥1,464		¥—

	Millions of yen
	Three months ended September 30, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥4,380	Other income (expenses), net: Other, net	¥3,531	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(294)	—	—	—	—

Total	¥4,086		¥3,531		¥—

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended September 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,460)
Option contracts	Other income (expenses), net: Other, net	(2)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	56
	Other income (expenses), net: Other, net	(915)

Total		¥(2,321)

	Millions of yen
	Three months ended September 30, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥7,336
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(80)
	Other income (expenses), net: Other, net	679

Total		¥7,936

11. Fair Values of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities, Marketable Equity Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Long-Term Trade Receivables, Including Current Portion

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Long-Term Debt, Including Current Portion(Note 12)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5) Derivatives(Notes 10 and 12)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at September 30, 2012 and at March 31, 2012, are summarized as follows:

	Millions of yen
	September 30, 2012		March 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities, marketable equity securities	¥35,681	¥35,681	¥45,933	¥45,933
Long-term debt, including current portion	389,669	384,322	431,976	429,357
Derivatives:
Forwards and options
Assets	2,350	2,350	2,255	2,255
Liabilities	918	918	8,543	8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	887	887	1,590	1,590
Liabilities	1,925	1,925	1,177	1,177

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

12. Fair value measurements

Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	–	Quoted prices in active markets for identical assets or liabilities

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	–	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at September 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
September 30, 2012	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥19,019	¥—	¥—	¥19,019
Financial service industry	14,396	—	—	14,396
Other	2,266	—	—	2,266
Derivatives
Forward contracts	—	2,347	—	2,347
Option contracts	—	3	—	3
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	887	—	887

Total	¥35,681	¥3,237	¥—	¥38,918

Liabilities
Derivatives
Forward contracts	¥—	¥918	¥—	¥918
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,925	—	1,925
Other	—	41,658	572	42,230

Total	¥—	¥44,501	¥572	¥45,073

	Millions of yen
March 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥27,172	¥—	¥—	¥27,172
Financial service industry	16,166	—	—	16,166
Other	2,595	—	—	2,595
Derivatives
Forward contracts	—	2,250	—	2,250
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,590	—	1,590

Total	¥45,933	¥3,845	¥—	¥49,778

Liabilities
Derivatives
Forward contracts	¥—	¥8,543	¥—	¥8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,177	—	1,177
Other	—	53,103	752	53,855

Total	¥—	¥62,823	¥752	¥63,575

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 10 and 11)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of FASB ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the six months ended September 30, 2012 and 2011.

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Balance, beginning of year	¥(752)	¥(859)
Total gains or losses (realized / unrealized)	180	155
Included in earnings	143	91
Included in other comprehensive income (loss)	37	64
Total purchases, issuances and settlements	—	—
Purchases	—	—
Issuances	—	—
Settlements	—	—

Balance, end of period	¥(572)	¥(704)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the six months ended September 30, 2012 and 2011 related to liabilities still held at September 30, 2012 and 2011 were gains of ¥143 million and gains of ¥91 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended September 30, 2012 and 2011.

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Balance, beginning of year	¥(604)	¥(879)
Total gains or losses (realized / unrealized)	32	175
Included in earnings	19	136
Included in other comprehensive income (loss)	13	39
Total purchases, issuances and settlements	—	—
Purchases	—	—
Issuances	—	—
Settlements	—	—

Balance, end of period	¥(572)	¥(704)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended September 30, 2012 and 2011 related to liabilities still held at September 30, 2012 and 2011 were gains of ¥19 million and gains of ¥136 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During six months ended September 30, 2012 and 2011 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

13. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥44,706 million and ¥58,395 million, respectively, at September 30, 2012 and at March 31, 2012 with financial institutions to secure liquidity. At September 30, 2012 and at March 31, 2012, ¥12,777 million and ¥12,544 million, respectively, were available to be used under such credit line agreements.

14. Dividends

Six months ended September 30, 2012

(1) Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012

Note : The amount is rounded down to nearest million yen.

(2) Dividends to be paid for the six months ended September 30, 2012, of which effective date is after September 30, 2012

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of Directors meeting held on October 30, 2012	Common stock	22,868	Retained earnings	24	September 30, 2012	November 30, 2012

Note : The amount is rounded down to nearest million yen.

Six months ended September 30, 2011

(1) Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369	Retained earnings	20	March 31, 2011	June 23, 2011

Note : The amount is rounded down to nearest million yen.

(2) Dividends to be paid for the six months ended September 30, 2011, of which effective date is after September 30, 2011

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of Directors meeting held on October 27, 2011	Common stock	20,331	Retained earnings	21	September 30, 2011	November 25, 2011

Note : The amount is rounded down to nearest million yen.

15. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥837,668	¥853,674
Intersegment	1,482	2,734

Total	839,150	856,408
Industrial Machinery and Others—
External customers	93,181	132,193
Intersegment	4,018	4,204

Total	97,199	136,397
Elimination	(5,500)	(6,938)

Consolidated	¥930,849	¥985,867

Segment profit:

Construction, Mining and Utility Equipment	¥109,581	¥120,154
Industrial Machinery and Others	3,301	15,127

Total segment profit	112,882	135,281
Corporate expenses and elimination	(1,602)	(2,541)

Total	111,280	132,740
Other operating income (expenses), net	(16)	209
Operating income	111,264	132,949
Interest and dividend income	2,268	2,085
Interest expense	(4,506)	(3,655)
Other, net	(3,642)	(1,136)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥105,384	¥130,243

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥408,747	¥418,350
Intersegment	627	1,428

Total	409,374	419,778
Industrial Machinery and Others—
External customers	52,154	73,340
Intersegment	1,959	2,488

Total	54,113	75,828
Elimination	(2,586)	(3,916)

Consolidated	¥460,901	¥491,690

Segment profit:

Construction, Mining and Utility Equipment	¥55,379	¥59,268
Industrial Machinery and Others	925	6,283

Total segment profit	56,304	65,551
Corporate expenses and elimination	(288)	(923)

Total	56,016	64,628
Other operating income (expenses), net	(470)	(48)
Operating income	55,546	64,580
Interest and dividend income	952	790
Interest expense	(2,383)	(1,767)
Other, net	27	(1,801)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥54,142	¥61,802

Business categories and principal products and services included in each operating segment are as follows:

a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the six months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Japan	¥178,916	¥191,433
The Americas	268,437	224,308
Europe and CIS	99,572	100,570
China	75,331	159,875
Asia (excluding Japan and China) and Oceania	246,774	244,372
Middle East and Africa	61,819	65,309

Consolidated net sales	¥930,849	¥985,867

Net sales determined by customer location for the three months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Japan	¥98,190	¥107,502
The Americas	139,347	115,246
Europe and CIS	44,498	46,924
China	28,020	57,971
Asia (excluding Japan and China) and Oceania	116,678	128,339
Middle East and Africa	34,168	35,708

Consolidated net sales	¥460,901	¥491,690

Net sales determined by geographic origin for the six months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2011
Japan	¥301,118	¥363,509
U.S.A.	258,979	215,718
Europe and CIS	97,563	105,899
China	61,730	109,459
Others	211,459	191,282

Consolidated net sales	¥930,849	¥985,867

Net sales determined by geographic origin for the three months ended September 30, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended September 30, 2012	Three months ended September 30, 2011
Japan	¥152,663	¥191,810
U.S.A.	133,990	113,141
Europe and CIS	45,323	48,737
China	24,201	35,924
Others	104,724	102,078

Consolidated net sales	¥460,901	¥491,690

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the six months and three months ended September 30, 2012 and 2011.

16. Subsequent Event

There was no significant subsequent event to be disclosed.